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Exhibit 4.57

C L I F F O R D	LIMITED LIABILITY PARTNERSHIP

C H A N C E

[CONFORMED COPY]

UPC INTERMEDIATES B.V.

UNITED PAN-EUROPE COMMUNICATIONS N.V.

AND

SBS BROADCASTING S.A.

SHARE TRANSFER AGREEMENT

THIS AGREEMENT is made on 8 April 2003

BETWEEN:

(1)
UPC INTERMEDIATES B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of The Netherlands, having its seat (statutaire zetel) in Amsterdam, The Netherlands and its registered office at Boeing Avenue 53, 1119 PE Schiphol-Rijk, The Netherlands, and being registered with the Commercial Register in Amsterdam, The Netherlands under number 17078084 (the "Seller");
(1)
UNITED PAN-EUROPE COMMUNICATIONS N.V., a public company (naamloze vennootschap) incorporated under the laws of The Netherlands, having its seat (statutaire zetel) in Amsterdam, The Netherlands and its registered office at Boeing Avenue 53, 1119 PE Schiphol-Rijk, The Netherlands, and being registered with the Commercial Register in Amsterdam, The Netherlands under number 33274976 (the "Buyer"); and
(3)
SBS BROADCASTING S.A., a private limited liability company in the form of a société anonyme incorporated under the laws of Luxembourg, having its registered office at 8-10, rue Mathias Hardt, L-1717 Luxembourg, Grand Duchy of Luxembourg, and being registered with the Luxembourg Trade under number B 31 996 (the "Company").
WHEREAS
(A)
on 30 September 2002, a restructuring agreement (the "Restructuring Agreement") was entered into by and between the Buyer, New UPC Inc., UnitedGlobalCom, Inc., UGC Holdings, Inc., UnitedEurope, Inc., United UPC Bonds, LLC and the Noteholders as set forth on Annex A to the Restructuring Agreement, to effectuate a restructuring of the capital structure of the Buyer by way of (i) the filing of a voluntary Chapter 11 of the US Bankruptcy Code and (ii) the filing for a voluntary provisonal moratorium petition under the Dutch Bankruptcy Code;
(B)
on that same date, UPC Distribution Holding BV ("Distribution Holding") received a bank waiver (the "Bank Waiver") with expiry date 31 March 2003 from TD Bank Europe Limited as facility agent ("TD") for certain banks and financial institutions (the "Banks") under a facility agreement (the "Facility Agreement"), to enable the Buyer, the parent company of Distribution Holding, to complete the restructuring of its capital structure as contemplated by the Restructuring Agreement;
(C)
a purchase and sale agreement regarding six million (6,000,000) shares with a par value of 2 Euros (EUR 2) each, including any and all rights attached thereto (the "Shares") in the capital of the Company dated as of 5 March 2003 was entered into by and between United CMH Holdings, Inc. ("United CMH") and the Buyer (the "Purchase and Sale Agreement"), pursuant to which the Shares are to be transferred by the Buyer to the designee of United CMH (the "Transaction") upon fulfilment or waiver of all conditions precedent to the Purchase and Sale Agreement and two days prior to the Effective Date (as defined in the Restructuring Agreement);
(D)
the parties to the Restructuring Agreement envisaged the Effective Date to occur on or before 31 March 2003; however, as a result of an appeal filed by a creditor of the Buyer against ratification of the Akkoord (as defined in the Restructuring Agreement), the Effective Date has been delayed until after 31 March 2003;

(E)
in connection with such delay, on 4 April 2003 Distribution Holding has received and agreed to the terms and conditions of an extension of the Bank Waiver (the "Second Waiver"), which inter alia includes the condition that Distribution Holding receives the amounts set out in the Second Waiver on or before 9 April 2003;
(F)	the cash proceeds arising from the Transaction will be made available immediately to Distribution Holding to enable the conditions under the Second Waiver to be satisfied;
(G)
the Second Waiver allows the Buyer and its group of companies (of which Seller also forms part) to continue the restructuring of its capital structure as contemplated under the Restructuring Agreement and will allow the UPC Group to continue to trade and operate in the normal course of business during the pendency of the appeal (and any potential subsequent appeals) which if the Second Waiver had not been received would have led to a potential event of default under the negative covenants of the Facility Agreement and the potential termination of the Restructuring Agreements; and
(H)	each of parties to this Agreement find it in their respective best interests to enter into this Agreement to effectuate the Transaction;
THEREFORE, THE PARTIES HEREBY AGREE as follows:
1.	SALE AND PURCHASE
1.1
The Seller hereby sells six million (6,000,000) shares with a par value of two Euros (EUR 2) each in the capital of the Company, including any and all rights attached thereto (the "Shares"), representing an ownership stake in the Company in excess of 20%, and the Buyer hereby buys the Shares.
1.2	The Seller hereby transfers the Shares to the Buyer and the Buyer hereby accepts the Shares from the Seller.
2.	PURCHASE PRICE

The purchase price for the Shares is an amount of one hundred million Euros (EUR 100,000,000) and shall be satisfied by the Buyer by way of set-off against an intercompany debt owing by the Buyer to the Seller in the amount of the purchase price. The Seller hereby gives full discharge for payment of the purchase price.
3.	TRANSFER RESTRICTIONS

The articles of association of the Company provide that no person, except for shareholders as of 25 February 1993, may, without obtaining the approval of the board of directors of the Company, own more than 20% of the share capital of the Company.

Pursuant to section 5.2(a) of a private placement agreement entered into by and between the Company, the Buyer and UnitedGlobalCom, Inc (now known as UGC Holdings, Inc.) dated as of 27 January 2000, stating that the Shares may be transferred to and held by any member of the United Group (as defined in such agreement) for so long as they remain members of the United Group, and therefore, by telephonic meeting held on 13 March 2003 (a copy of the minutes of such meeting is attached to this Agreement as Annex 1), the board of directors of the Company has approved the transfer of the Shares in accordance with this Agreement.
4.	Acknowledgement

The Company hereby acknowledges that it has been duly informed of the transfer of the Shares pursuant to article 1 (3) of the law dated 4 December 1992 on the information to be published at the acquisition or the transfer of an important participation in a listed company, and will take care of the immediate registration of this transfer in its register of shareholders.

5.	FURTHER ASSURANCE

Each party shall perform and execute, or arrange for the performance and execution of, each necessary act and document and to further take all necessary action to implement and to carry out its obligations under this Agreement and to effect the transfer of the Shares contemplated therein.
6.	GENERAL
6.1	This Agreement (together with the documents referred to herein) constitutes the entire agreement between the parties.
6.2	A variation of this Agreement is valid only if it is in writing and signed by or on behalf of each party.
6.3	This Agreement is governed by, and shall be construed in accordance with Luxembourg law and each party irrevocably submits to the jurisdiction of the courts of Luxembourg-City.
6.4	This Agreement may be executed in any number of counterparts each of which when executed and delivered is an original, but all the counterparts together constitute the same document.

[Signatures on following page]

        IN WITNESS THEREOF this agreement has been duly executed by the parties in three (3) originals.

For and on behalf of UPC INTERMEDIATES B.V.
/s/ W. Placke
Name: Title: Date:
For and on behalf of UNITED PAN-EUROPE COMMUNICATIONS N.V.
/s/ C. Bracken
Name: Title: Date:
For and on behalf of SBS BROADCASTING S.A.
/s/ E.T. Moe
Name: Title: Date:

Annex 1

SBS Broadcasting S.A.

Société Anonyme

8-10, rue Mathias Hardt
L-1717 Luxembourg

R.C.S. Luxembourg B 31 996

Minutes of the telephonic meeting of the Board of Directors
Held on 13 March 2003, 16:30 hours (CET)

        A meeting of the Board of Directors of SBS Broadcasting S.A. ("the Company") was held by telephonic conference call at 16:30 hours, Central European Time, on 13 March 2003, pursuant to notice duly given to all Directors. In attendance were:

Participants:	Harry Evans Sloan, Chairman of the Board
Michael Finkelstein, Vice Chairman of the Board
Anthony Ghee, Director
Benjamin Lorenz, Director
Edward McKinley, Director
Shane O'Neill, Director
Markus Tellenbach, Director
Erik Moe, Company Secretary
Juergen von Schwerin, Chief Financial Officer

The Chairman declares:

        That seven (7) members of the Board of Directors are present or represented to the meeting.

        That the present meeting is duly constituted and can therefore validly deliberate on the following agenda item: to consider whether to approve the transfer of 6,000,000 common shares with a par value of EUR 2 each in the capital of the Company (the "Shares"), currently held by UPC Investments I B.V. ("UPC Investments") a wholly-owned subsidiary of United Pan-Europe Communications N.V. ("UPC") to a wholly-owned subsidiary of UnitedGlobalCommunications, Inc. ("UGC")(the subsidiary referred to as the "UGC Subsidiary").

        The proposed purchase price is EUR 100,000,000. The Shares amount to approximately 21% of the issued share capital of the Company. Article 6 of the Company's Statutes provides in its relevant part that no person can hold more than 20% of the Company's share capital or voting power at any time (the "Share Ownership Limit") without the approval of the Board. Prior approval had been given only to UPC holding more than the Share Ownership Limit, but not to UGC Holdings, Inc. ("UGC Holdings") or any of its affiliates. The Chairman noted that as UPC was in Chapter 11 bankruptcy proceedings, the proposed transfer was governed by U.S. bankruptcy law. In particular, the U.S. Bankruptcy Court approved on 5 March 2003 the sale of the Shares from UPC to the UGC Subsidiary pursuant to the relevant provisions of the U.S. Bankruptcy Code.

        Finally, the Chairman noted that Mr. Schneider had excused himself from attendance at this meeting and that Mr. O'Neill would abstain from voting on the resolutions given their relationship with UPC and UGC.

        The Chairman further reminded the Board that the following papers had been circulated:

  (a)
  A memorandum from Tony Ghee summarising the key aspects of the transaction;

  (b)
  A copy of the draft Novation Agreement (the "Novation Agreement") under which the Company would agree to the transfer of all of UPC's existing rights and obligations in relation to the Company which have been granted under a private placement agreement between UPC, UGC Holdings and the Company dated 27 January 2000 (the "Private Placement Agreement"), to the UGC Subsidiary;

  (c)
  A copy of the draft sale and purchase agreement, in relation to the Shares, between the UGC Subsidiary and UPC together with an accompanying debtor motion filed in the U.S. Bankruptcy Court by UPC on 12 February 2003;

  (d)
  A copy of an 8-K filing made by UPC with the U.S. Securities and Exchange Commission which shows that the U.S. Bankruptcy Court has authorised the transfer of the Shares from UPC to the UGC Subsidiary;

  (e)
  A copy of the regulatory report prepared by UGC's European Counsel dealing with any necessary regulatory filings in each of the Company's key operating territories arising out of the proposed transaction; and

  (f)
  A copy of Article 6 of the Statutes of the Company.

        The Chairman then invited the views of the Board on the proposed transaction. A discussion then ensued on the merits amongst the directors in attendance.

        Following that discussion (with Mr. O'Neill abstaining) IT WAS UNANIMOUSLY RESOLVED that:

  (I)
  Approval be and is hereby given to the transfer of the Shares from UPC Investments to UPC Intermediates B.V., and from UPC Intermediates B.V. to UPC, and from UPC to the UGC Subsidiary under Article 6 of the Statutes provided that this approval is conditional at all times upon the UGC Subsidiary remaining an entity incorporated within the European Union; and

  (II)
  The Novation Agreement be and is hereby approved, including the transfer to the UGC Subsidiary of UPC's rights and obligations under the Private Placement Agreement; and

  (III)
  Each of Harry Sloan, Executive Chairman of the Board of Directors, and/or Erik T. Moe, Senior Vice President Business & Legal Affairs, General Counsel and Company Secretary (each an "Authorized Signatory" and together the "Authorized Signatories") are hereby authorized, with full power of substitution and power to appoint in their sole discretion any officer, director or the general counsel of the Company as such Authorized Signatory's true and lawful attorney-in-fact and agent to do any and all things in such Authorized Signatory's name and behalf in his capacity as an Authorized Signatory, acting alone and in the name of the Company, to sign, execute, deliver, amend or modify, the Novation Agreement and generally to sign, execute, extend, modify, terminate, amend, distribute, deliver and/or endorse any necessary and appropriate documentation and any ancillary documents in relation thereto, and to take any and all such further actions as they may deem necessary or expedient in connection therewith, including, but not limited to, executing any other documents, letters, certificates, instruments and preparing, executing and filing all necessary or useful regulatory filings (including, but not limited to, any documents required to be filed under U.S. or other securities laws, in connection with the Company's listing on the NASDAQ National Market and the Amsterdam Stock Exchange and with competition or antitrust or broadcasting regulatory authorities) as any Authorized Signatory shall in its absolute discretion think fit.

    The signatures of any Authorized Signatory on any of such documents, letters, certificates, instruments or filings shall be deemed to be conclusive evidence that such Authorized Signatory has approved such document, letter, certificate, instrument or filing; and

  (IV)
  The members of the Board of Directors hereby confirm that the notice of this meeting was adequate and timely and to the extent permitted waive any applicable notice requirements under Luxembourg law; and

  (V)
  The Secretary be authorised to ensure that once the transfers of the Shares are effected pursuant to inter alia the sale and purchase agreement between UPC and the UGC Subsidiary referred to above and notified to the Company, that subject to all necessary legal and regulatory formalities being completed, the UGC Subsidiary be duly registered as the holder of the Shares in the register of shareholders of the Company and formal evidence of such registration be provided to UGC.

Signed on 3 April 2003,

/s/ ERIK T. MOE Erik T. Moe Company Secretary

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  Exhibit 4.57
  Annex 1
SBS Broadcasting S.A. Société Anonyme 8-10, rue Mathias Hardt L-1717 Luxembourg R.C.S. Luxembourg B 31 996 Minutes of the telephonic meeting of the Board of Directors Held on 13 March 2003, 16:30 hours (CET)